[Sandler O’Neill & Partners, L.P. Letterhead]

November 10, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	SFSB, Inc.

Registration Statement No. 333-119128

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join SFSB, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form SB-2 be declared effective on Friday, November 12, 2004, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Patricia A. Murphy
Patricia A. Murphy Authorized Signatory